NEW YORK

212-530-5000

FAX: 212-530-5219

LOS ANGELES

213-892-4000

FAX: 213-629-5063

WASHINGTON, D.C.

202-835-7500

FAX: 202-835-7586

LONDON

44-20-7615-3000

FAX: 44-20-7615-3100

FRANKFURT

49-(0)69-71914-3400

FAX: 49-(0)69-71914-3500

MILBANK, TWEED, HADLEY & McCLOY LLP Av. Paulista, 1079 • 8[o] andar CEP 01311-200 • São Paulo • SP Brazil TEL: 55-11-2787-6282 FAX: 55-11-2787-6469

MUNICH

49-89-25559-3600

FAX: 49-89-25559-3700

BEIJING

8610-5969-2700

FAX: 8610-5969-2707

HONG KONG

852-2971-4888

FAX: 852-2840-0792

SINGAPORE

65-6428-2400

FAX: 65-6428-2500

TOKYO

813-5410-2801

FAX: 813-5410-2891

October 4, 2010

BY EDGAR AND FACSIMILE

Mr. Andrew Mew
Division of Corporation Finance
Securities and Exchange Commission’
100 F Street, N.E.
Washington, D.C. 20549-0405
Phone Number: (202) 551-3377

Re:   Brazilian Distribution Company
Form 20-F for the year ended December 31, 2009
Commission File No. 001-14626

Dear Mr. Mew:

Brazilian Distribution Company (Companhia Brasileira de Distribuição, the “Company”) has received the Staff’s comment letter dated September 2, 2010 concerning the above-referenced filing on Form 20-F.  On behalf of the Company, we hereby kindly request that the deadline for filing a response to the aforementioned comment letter be postponed to October 15, 2010.  Even though the Company’s response to the Staff’s comments is substantially complete, part of the information in our response is still subject to internal procedures of our auditors Ernst & Young Auditores Independentes. There are certain issues raised by the Staff's letter that may involve other issuers, which has caused a more time-consuming review process, one that is still underway by Ernst & Young Auditores Independentes.  We apologize for the inconvenience.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at (011-55-11) 2787-6282.

Very truly yours,

/s/ Andrew B. Jánszky

Andrew B. Jánszky

cc: Donna Di Silvio, Staff Accountant